Exhibit 99.1

China Digital TV Received Appeal Decision

BEIJING, October 19, 2017 – China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced that it received notification from the New York Stock Exchange (“NYSE”) on October 18, 2017 that the Committee for Review of the Regulatory Oversight Committee of the Board of Directors of the NYSE has affirmed the previously announced action by NYSE Regulation Staff to suspend trading of the American Depositary Shares (“ADS” or “shares”) of the Company and to commence delisting proceedings.

The Company also received notification from the NYSE that the Company’s average market capitalization has fallen below $15 million over a 30-trading-day period, which is a minimum threshold for the continued listing outlined in the NYSE Listed Company Manual Section 802.01B.

The Company previously announced on May 18, 2017 the immediate suspension of trading and the commencement of delisting proceedings. According to NYSE procedures, the Company was entitled to appeal to a committee of the Board of Directors of the NYSE. China Digital TV exercised this right and presented its position at a hearing held at the NYSE offices in New York City on October 12, 2017.

As a result of the final delisting decision, the Company’s shares will continue to be traded on the OTC market under the ticker symbol “STVVY.” The Company remains committed to continued transparent communications with its shareholders.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com